UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 16 May 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: C A Carolus (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , A R Hill , R P Menell, D N Murray, D M J Ncube, G M Wilson
†British, #Canadian, #Ghanaian, ** Executive Director
Company Secretary: T L Harmse
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za
Investor Enquiries
Willie Jacobsz
Mobile
+27 82 971 9238 (SA)
Mobile
+1 857 241 7127 (USA)
email
Willie.Jacobsz@
goldfields.co.za
Media Enquiries
Sven Lunsche
Tel
+27 11 562 9763
Mobile
+27 83 260 9279
email
Sven.Lunsche@
goldfields.co.za
MEDIA RELEASE
Gold Fields publishes 2013 Mineral Resource and
Mineral Reserve Supplement
Johannesburg, 16 May 2014: Gold Fields Limited (Gold Fields) (JSE,
NYSE, NASDAQ Dubai: GFI) has published its Mineral Resource and
Mineral Reserve Supplement to the 2013 Integrated Annual Review
on the Gold Fields website at
www.goldfields.com
.
The Gold Fields Mineral Resource and Mineral Reserve Supplement
2013 contains
a comprehensive overview of Gold Fields’ Mineral
Resource and Mineral Reserve status as well as a detailed breakdown for its operations and growth projects.
As at 31 December 2013, Gold Fields had attributable gold Mineral
Reserves of 48.6 million ounces and gold Mineral Resources of 113.4 million ounces (100 million ounces exclusive of growth projects). In addition, the attributable copper Mineral Reserves totalled 708 million pounds and Mineral Resources 7,120 million pounds (1,119 million pounds exclusive of growth projects).
Stated figures are net of production depletion. The Mineral Reserves are based on a gold price of US$1,300/oz, a copper price of US$3.0/lb and are compliant with the SAMREC Code. Relevant tonnes, grades, classification, reconciliations and Competent Persons are detailed in the Supplement. The Mineral Resources of growth projects have not been converted to Mineral Reserves.
Enquiries
Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email:
Willie.Jacobsz@goldfields.co.za
Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email :
Sven.Lunsche@goldfields.co.za
ends

Notes to editors
About Gold Fields
Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South
Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith,
Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.
Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around
49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and
Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York
Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 16 May 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer